Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES JULY CASH DISTRIBUTION

FOR IMMEDIATE RELEASE, Friday July 21, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for July 2006

(Calgary, July 21, 2006) / CNW / - Penn West Energy Trust (“Penn West”) confirms that its July 2006 cash distribution will be CDN$0.34 per trust unit payable on August 15, 2006 to unitholders of record on July 31, 2006.  The ex-distribution date is July 27, 2006.

The CDN$0.34 per unit is equivalent to approximately U.S.$0.30 per unit using a current U.S./Canadian exchange ratio of 0.88. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based on the actual U.S./Canadian exchange rate applied on the payment date and will be net of any applicable Canadian withholding taxes.

This will be the first distribution since Penn West’s merger with Petrofund Energy Trust on June 30, 2006.  Former Petrofund unitholders who hold Penn West units on the record date are eligible to receive this distribution.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502